Exhibit 99.1

Lufax Reports Second Quarter 2022 Financial Results

SHANGHAI, Aug. 4, 2022 /PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU), a leading technology-empowered personal financial services platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 & First Half 2022 Financial Highlights

•	Total income increased by 3.1% to RMB15,288 million (US$2,282 million) in the second quarter of 2022 from RMB14,828 million in the same period of 2021.

•	Net profit decreased by 37.9% to RMB2,936 million (US$438 million) in the second quarter of 2022 from RMB4,729 million in the same period of 2021.

(In millions except percentages, unaudited)	Three Months Ended June 30,
	2021	2022		YoY
	RMB	RMB	USD
Total income	14,828	15,288	2,282	3.1%
Total expenses	(8,477)	(10,935)	(1,633)	29.0%
Total expenses excluding credit and asset impairment losses, financial costs and other losses	(7,107)	(6,322)	(944)	(11.0%)
Credit and asset impairment losses, financial costs and other losses	(1,370)	(4,613)	(689)	236.7%
Net profit	4,729	2,936	438	(37.9%)

(In millions except percentages, unaudited)	Six Months Ended June 30,
	2021	2022		YoY
	RMB	RMB	USD
Total income	30,079	32,604	4,868	8.4%
Total expenses	(17,007)	(21,099)	(3,150)	24.1%
Total expenses excluding credit and asset impairment losses, financial costs and other losses	(14,162)	(13,569)	(2,026)	(4.2%)
Credit and asset impairment losses, financial costs and other losses	(2,845)	(7,529)	(1,124)	164.6%
Net profit	9,697	8,226	1,228	(15.2%)

Second Quarter 2022 & First Half 2022 Operational Highlights

Retail credit facilitation business:

•	Outstanding balance of loans facilitated increased by 9.0% to RMB661.4 billion as of June 30, 2022 from RMB606.8 billion as of June 30, 2021.

•	Cumulative number of borrowers increased by 17.3% to approximately 18.2 million as of June 30, 2022 from approximately 15.5 million as of June 30, 2021.

•	During the second quarter of 2022, excluding the consumer finance subsidiary, 86.1% of new loans facilitated were disbursed to small business owners, up from 77.6% in the same period of 2021.

•	New loans facilitated decreased by 15.2% to RMB129.5 billion in the second quarter of 2022 from RMB152.7 billion in the same period of 2021.

•	During the second quarter of 2022, excluding the consumer finance subsidiary, the Company bore risk on 21.7% of its new loans facilitated, up from 16.0% in the same period of 2021.

•	As of June 30, 2022, including the consumer finance subsidiary, the Company bore risk on 21.2% of its outstanding balance, up from 11.3% as of June 30, 2021.

•	For the second quarter of 2022, the Company’s retail credit facilitation revenue take rate[1] based on loan balance was 8.6%, as compared to 9.7% for the second quarter of 2021.

•

C-M3 flow rate[2] for the total loans the Company had facilitated was 0.7% in the second quarter of 2022, as compared to 0.6% in the first quarter of 2022. Flow rates for the general unsecured loans and secured loans the Company had facilitated were 0.8% and 0.3%, respectively, in the second quarter of 2022, as compared to 0.7% and 0.2%, respectively, in the first quarter of 2022.

•

Days past due (“DPD”) 30+ delinquency rate[3] for the total loans the Company had facilitated was 3.1% as of June 30, 2022, as compared to 2.6% as of March 31, 2022. DPD 30+ delinquency rate for general unsecured loans was 3.6% as of June 30, 2022, as compared to 3.0% as of March 31, 2022. DPD 30+ delinquency rate for secured loans was 1.4% as of June 30, 2022, as compared to 1.0% as of March 31, 2022.

•

DPD 90+ delinquency rate[4] for the total loans facilitated was 1.7% as of June 30, 2022, as compared to 1.4% as of March 31, 2022. DPD 90+ delinquency rate for general unsecured loans was 2.0% as of June 30, 2022, as compared to 1.6% as of March 31, 2022. DPD 90+ delinquency rate for secured loans was 0.7% as of June 30, 2022, as compared to 0.5% as of March 31, 2022.

Wealth management business:

•	Total number of registered users grew to 52.3 million as of June 30, 2022 from 47.1 million as of June 30, 2021.

•	Total number of active investors grew to 15.2 million as of June 30, 2022 from 14.8 million as of June 30, 2021.

[1]

The take rate of retail credit facilitation business is calculated by dividing the aggregated amount of retail credit facilitation service fee, net interest income, guarantee income and the penalty fees and account management fees by the average outstanding balance of loans facilitated for each period.

[2]

Flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products and consumer finance subsidiary are excluded from the flow rate calculation.

[3]

DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from the calculation.

[4]

DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from the calculation.

•	Total client assets grew by 2.6% to RMB431.9 billion as of June 30, 2022 from RMB421.1 billion as of June 30, 2021.

•	The 12-month investor retention rate was 94.7% as of June 30, 2022, as compared to 96.0% as of June 30, 2021.

•	Contribution to total client assets from customers with investments of more than RMB300,000 on the Company’s platform increased to 81.6% as of June 30, 2022 from 80.2% as of June 30, 2021.

•

During the second quarter of 2022, the annualized take rate[5] for current products and services on the Company’s wealth management platform was 43.1 bps, down from 53.9 bps during the first quarter of 2022.

Mr. YongSuk Cho, Chairman and Chief Executive Officer of Lufax, commented, “In the face of COVID-19 resurgence severely impacting our core client base of small business owners, we remain prudent in our operations and prioritize asset quality over volume growth. At the same time, we are witnessing an improvement in the regulatory environment, as the recently released policy statements seek to balance incentivizing and regulating the platform economy. With our key initiatives launched last year starting to bear fruit, we believe that the most challenging time is now behind us. Our C-M3 monthly flow rate, which is a leading risk indicator, peaked in April at 0.83% from 0.53% in December and decreased to 0.61% in June. Going forward, we remain committed to serving the financial needs of small business owners in our retail credit facilitation business and helping our customers in the online fund distribution space to achieve their financial planning objectives in our wealth management business. With a re-aligned seasoned executive team and a long proven track record of making preemptive adjustments to adapt to the changing environment, we are confident that the strategic initiatives we have implemented will generate sustainable value for our shareholders and the real economy at large.”

Mr. Gregory Gibb, Co-Chief Executive Officer of Lufax, commented, “As recent policy announcements indicate increased recognition of the constructive role that credit insurance can play in funding availability for small business owners, we attained positive regulatory feedback on our guarantee company and its position in data transmission to our funding partners. In the second quarter, the average APR for outstanding loan balance wide reached 21.4%, down from 21.8% in the previous quarter.credit insurance provided by our seven insurance partners to customers covered 76% of our new loans. Meanwhile, our sales channel transformation made additional progress with increased direct sales contribution and improved sourcing quality. New business sourced from Ping An channels in the second quarter declined to 22% from 31% a year ago. Our direct sales made up 53.6% of new loan sales in the second quarter, up from 49.0% a year ago. As of June 30, the percentage of high quality talents6 in our direct sales force had increased from the first quarter, as we continue to execute our channel transformation. In fact, in the second quarter, we witnessed a 17% year-over-year increase in number of loan applications per direct sales. In addition, we further improved our funding costs across our partner network. In the second quarter overall bank and institutional funding costs decreased by about 10 basis points, while our number of funding partners in the quarter reached 78. While we are confident that our robust balance sheet and low leverage ratio should lead to a speedy resumption in our business growth once the macro environment stabilizes, we are taking a prudent approach in our financial forecast and full year guidance. Should we experience more aggressive economic policy support in 2023 and beyond, we may deliver positive surprises to the upside.”

Mr. David Choy, Chief Financial Officer of Lufax, commented, “Despite a very challenging macro environment during the second quarter, we achieved positive top-line growth of 3.1% quarter over quarter, or 8.4% growth for the first half of the year. Our total expenses in the second quarter, excluding credit impairment losses, asset impairment losses, finance costs and other losses, actually decreased by 11.0%, with sales and marketing expenses decreasing by 19%. With the balance of our cash at bank increasing to RMB42.9 billion and liquid assets maturing in 90 days or less amount to RMB42.37 billion, as of June 30, 2022. The leverage ratio of our guarantee company remaining as low as 2.03x versus the regulatory allowance of 10x, we are well equipped with operating flexibility and abundant capital and cash to weather the economic downturn, whilst maintaining our dividend payout. While market volatility brought on by COVID resurgence and the uncertain macroeconomic conditions on the horizon may keep our new business growth stalled for the short term, we believe that our profit growth will likely re-accelerate once the channel optimization impact starts to materialize and credit costs become normalized on an annual basis.”

[5]

The take rate for the wealth management business is calculated by dividing total wealth management transaction and service fees for current products by average client assets in the Company’s current products. Part of the wealth management transaction and service fees do not generate client assets.

[6]	High quality talent refers to talent who have (i) bachelor degree; (ii) sales experience; and , (iii) obtained A scoring in interview
[7]

The liquid assets consist of Cash at bank, Financial assets at amortized cost, Financial Assets purchased under reverse repurchase agreements and Financial assets at fair value through profit or loss with a maturity of 90 days or less as of June 30, 2022.

Second Quarter 2022 & First Half Financial Results

TOTAL INCOME

Total income increased by 3.1% to RMB15,288 million (US$2,282 million) in the second quarter of 2022 from RMB14,828 million in the same period of 2021. The Company’s revenue mix changed with the evolution of its business model, as it gradually bore more credit risk and increased funding from consolidated trust plans that provided lower funding costs.

	Three Months Ended June 30,
(In millions except percentages, unaudited)	2021		2022		YoY
	RMB	% of total income	RMB	% of total income
Technology platform-based income	9,601	64.7%	7,380	48.3%	(23.1%)
Retail credit facilitation service fees	9,194	62.0%	6,912	45.2%	(24.8%)
Wealth management transaction and service fees	407	2.7%	467	3.1%	14.7%
Net interest income	3,227	21.8%	5,010	32.8%	55.3%
Guarantee income	891	6.0%	1,936	12.7%	117.3%
Other income	1,071	7.2%	532	3.5%	(50.3%)
Investment income	37	0.2%	428	2.8%	1056.8%
Share of net profits of investments accounted for using the equity method	2	0.0%	2	0.0%	0.0%
Total income	14,828	100%	15,288	100%	3.1%

	Six Months Ended June 30,
(In millions except percentages, unaudited)	2021		2022		YoY
	RMB	% of total income	RMB	% of total income
Technology platform-based income	19,891	66.1%	16,672	51.1%	(16.2%)
Retail credit facilitation service fees	18,859	62.7%	15,612	47.9%	(17.2%)
Wealth management transaction and service fees	1,032	3.4%	1,060	3.3%	2.7%
Net interest income	6,138	20.4%	9,994	30.7%	62.8%
Guarantee income	1,442	4.8%	3,838	11.8%	166.2%
Other income	2,109	7.0%	1,236	3.8%	(41.4%)
Investment income	526	1.7%	863	2.6%	64.1%
Share of net profits of investments accounted for using the equity method	(28)	(0.1%)	1	0.0%	(103.6%)
Total income	30,079	100%	32,604	100%	8.4%

•

Technology platform-based income decreased by 23.1% to RMB7,380 million (US$1,102 million) in the second quarter of 2022 from RMB9,601 million in the same period of 2021 due to a decrease in retail credit facilitation service fees.

•

Retail credit facilitation service fees decreased by 24.8% to RMB6,912 million (US$1,032 million) in the second quarter of 2022 from RMB9,194 million in the same period of 2021, mainly due to a decrease in new loan sales, and changes in the Company’s business model that resulted in more income being recognized in net interest income and guarantee income.

•

Wealth management transaction and service fees increased by 14.7% to RMB467 million (US$70 million) in the second quarter of 2022 from RMB407 million in the same period of 2021. The increase was mainly driven by the increase in fees generated from the Company’s current products and services, partially offset by the run-off of legacy products.

•

Net interest income increased by 55.3% to RMB5,010 million (US$748 million) in the second quarter of 2022 from RMB3,227 million in the same period of 2021, mainly as a result of 1) the Company’s increased usage of trust funding channels that were consolidated by the Company (as of June 30, 2022, the Company’s on-balance sheet loans accounted for 36.0% of its total loan balance under management, as compared to 27.8% as of June 30, 2021), and 2) increase in the consumer finance loans.

•

Guarantee income increased by 117% to RMB1,936 million (US$289 million) in the second quarter of 2022 from RMB891 million in the same period of 2021, primarily due to the increase in the loans for which the Company bore credit risk.

•

Other income decreased to RMB532 million (US$79 million) in the second quarter of 2022 from RMB1,071 million in the same period of 2021, mainly due to the change of service scope and fee structure that the Company provided and charged to its financial institution partners.

•

Investment income increased to RMB428 million (US$64 million) in the second quarter of 2022 from RMB37 million in the same period of 2021, mainly due to the lower base in the second quarter of 2021 as a result of fair value losses from investments.

TOTAL EXPENSES

Total expenses increased by 29.0% to RMB10,935 million (US$1,633 million) in the second quarter of 2022 from RMB8,477 million in the same period of 2021. This increase was mainly driven by credit impairment losses, since credit impairment losses increased by 152% to RMB3,513 million (US$524 million) in the second quarter of 2022 from RMB1,394 million in the same period of 2021. Total expenses excluding credit impairment losses, asset impairment losses, finance costs and other losses decreased by 11.0% to RMB6,322 million (US$944 million) in the second quarter of 2022 from RMB7,107 million in the same period of 2021.

	Three Months Ended June 30,
(In millions except percentages, unaudited)	2021		2022		YoY
	RMB	% of total income	RMB	% of total income
Sales and marketing expenses	4,316	29.1%	3,496	22.9%	(19.0%)
General and administrative expenses	798	5.4%	762	5.0%	(4.5%)
Operation and servicing expenses	1,476	10.0%	1,581	10.3%	7.1%
Technology and analytics expenses	517	3.5%	483	3.2%	(6.6%)
Credit impairment losses	1,394	9.4%	3,513	23.0%	152.0%
Asset impairment losses	2	0.0%	352	2.3%	NA
Finance costs	276	1.9%	221	1.4%	(19.9%)
Other (gains)/losses - net	(301)	(2.0%)	527	3.4%	(275.1%)
Total expenses	8,477	57.2%	10,935	71.5%	29.0%

	Six Months Ended June 30,
(In millions except percentages, unaudited)	2021		2022		YoY
	RMB	% of total income	RMB	% of total income
Sales and marketing expenses	8,549	28.4%	7,980	24.5%	(6.7%)
General and administrative expenses	1,651	5.5%	1,487	4.6%	(9.9%)
Operation and servicing expenses	2,998	10.0%	3,171	9.7%	5.8%
Technology and analytics expenses	963	3.2%	931	2.9%	(3.3%)
Credit impairment losses	2,447	8.1%	6,336	19.4%	158.9%
Asset impairment losses	2	0.0%	352	1.1%	NA
Finance costs	560	1.9%	432	1.3%	(22.9%)
Other (gains)/losses - net	(163)	(0.5%)	409	1.3%	(350.9%)
Total expenses	17,007	56.5%	21,099	64.7%	24.1%

•	Sales and marketing expenses decreased by 19.0% to RMB3,496 million (US$522 million) in the second quarter of 2022 from RMB4,316 million in the same period of 2021.

•

Borrower acquisition expenses decreased by 37.6% to RMB1,648 million (US$246 million) in the second quarter of 2022 from RMB2,643 million in the same period of 2021. The decrease was mainly due to decreased new loan sales, increased sales productivity and continual optimization of commissions.

•

Investor acquisition and retention expenses decreased by 36.7% to RMB107 million (US$16 million) in the second quarter of 2022 from RMB169 million in the same period of 2021, mostly due to the improvement in the Company’s investor acquisition efficiency.

•

General sales and marketing expenses increased by 15.8% to RMB1,741 million (US$260 million) in the second quarter of 2022 from RMB1,503 million in the same period of 2021. This increase was primarily due to the increase in sales cost related to platform services[8] and the increase in the staff costs for sales and marketing personnel.

[8]	Platform services are provided by the Company’s platform, and this income is primarily based on transaction volume.

•

General and administrative expenses decreased by 4.5% to RMB762 million (US$114 million) in the second quarter of 2022 from RMB798 million in the same period of 2021 as a result of the Company’s expense control measures.

•

Operation and servicing expenses increased by 7.1% to RMB1,581 million (US$236 million) in the second quarter of 2022 from RMB1,476 million in the same period of 2021, primarily due to the increase of trust plan management expenses, which resulted from the increase in consolidated trust plans.

•

Technology and analytics expenses decreased by 6.6% to RMB483 million (US$72 million) in the second quarter of 2022 from RMB517 million in the same period of 2021, as a result of the Company’s improved efficiency.

•

Credit impairment losses increased by 152% to RMB3,513 million (US$524 million) in the second quarter of 2022 from RMB1,394 million in the same period of 2021, mainly driven by 1) the increase of provision and indemnity loss driven by increased risk exposure, and 2) the change in credit performance due to impact of the COVID-19 outbreak.

•

Asset impairment losses increased to RMB352 million (US$53 million) in the second quarter of 2022 from RMB2 million in the same period of 2021, mainly due to an impairment loss of long-term investment.

•

Finance costs decreased by 19.9% to RMB221 million (US$33 million) in the second quarter of 2022 from RMB276 million in the same period of 2021, mainly due to the increase in interest income resulting from the increase in deposits.

•

Other losses were RMB527 million (US$79 million) in the second quarter of 2022 compared to other gains of RMB301 million in the same period of 2021, mainly due to the foreign exchange loss in the second quarter of 2022.

NET PROFIT

Net profit decreased by 37.9% to RMB2,936 million (US$438 million) in the second quarter of 2022 from RMB4,729 million in the same period of 2021, driven by the aforementioned factors.

EARNINGS PER ADS

Basic and diluted earnings per American Depositary Share (“ADS”) were RMB1.27 (US$0.19) and RMB1.23 (US$0.18), respectively, in the second quarter of 2022.

BALANCE SHEET

The Company had RMB42,863 million (US$6,399 million) in cash at bank as of June 30, 2022, as compared to RMB34,743 million as of December 31, 2021. Net assets of the Company is amounted to RMB97,238 million (US$14,517 million) as of June 30, 2022, as compared to RMB94,559 million as of December 31, 2021.

Recent Developments

Change of Annual Dividend Policy to Semi-Annual Dividend Policy

The Company’s board of directors (the “Board”) has approved a semi-annual cash dividend policy to replace its existing annual dividend policy. Under the semi-annual dividend policy, starting from the second half of 2022, the Company will declare and distribute a recurring cash dividend semi-annually, at an amount equivalent to approximately 20%-40% of the Company’s net profit in the previous six-month period, or as otherwise authorized by the Board. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon the Company’s operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the Board.

Semi-Annual Dividend

The Board has approved a cash dividend of US$0.34 per ordinary share for the six-month period ended June 30, 2022, on the Company’s outstanding shares to shareholders of record as of the close of trading on the New York Stock Exchange on October 13, 2022. Holders of ADSs, each two ADSs representing one ordinary share, will accordingly be entitled to a cash dividend of US$0.17 per ADS, subject to the payment of applicable depositary fees. The depositary, Citibank, N.A., will distribute the dividend to holders of ADSs on or about October 28, 2022.

Changes in Board Composition and Management Team

Mr. Guangheng Ji has tendered his resignation as the Chairman of the Board and will no longer serve as a member of the Board. Mr. YongSuk Cho, currently a director and Co-Chief Executive Officer of the Company, has been appointed as the Chairman of the Board and Chief Executive Officer of the Company. Mr. Gregory Dean Gibb will remain as Co-Chief Executive Officer and a director of the Company. In addition, Mr. Hanjie Ou has been appointed as a director of the Company.

Mr. Hanjie Ou currently serves as Senior Manager of the Corporate Planning Center at Ping An Group, where he is mainly responsible for the planning and management of core financial institutions of Ping An Group and key strategic projects within Ping An Group. Mr. Ou has rich experience in the financial industry. Prior to joining Ping An Group in 2018, Mr. Ou has served as Senior Project Manager at Roland Berger Strategy Consulting in Shanghai from 2015 to 2018. Mr. Ou received a Master’s Degree in Operations Research from London School of Economics and Political Science in 2008.

Mr. David Siu Kam Choy, currently the Controller of the Company and the Chief Financial Officer of Puhui, has been appointed as the Chief Financial Officer of the Company. Mr. Jian Yang has tendered his resignation as the Chief Risk Officer of the Company and Ms. Younjeong Lim has been appointed as the Chief Risk Officer of the Company. Mr. Dongqi Chen has been appointed as the General Manager of the Company.

Mr. David Siu Kam Choy has been the Controller of the Company from August 2020 to August 2022. He has also been the Chief Financial Officer of Puhui since October 2018. Mr. Choy served in various positions at KPMG Hong Kong and Ernst & Young Beijing, Guangzhou and Hong Kong from September 1997 to September 2005, and served as the Financial Controller of Shenzhen Development Bank Company Limited (now known as Ping An Bank Co., Ltd.) from October 2005 to March 2007. Mr. Choy subsequently joined Ping An Insurance Group where he served as the Deputy General Manager of Group Finance Department from March 2007 to January 2009, Deputy General Manager of Group Planning Department from January 2009 to March 2014, and General Manager of Group Treasury Department from March 2014 to September 2018. Representing Ping An Insurance during his service at the group, Mr. Choy also served in various directorship roles within the Ping An Group, namely, Chairman of China Ping An Insurance Overseas (Holdings) Limited, non-executive director of each of Shenzhen Ping An Fintech Company, Ping An Asset Management (HK) Limited, Ping An Real Estate Company and Ping An Yiqianbao e-commerce Company. Mr. Choy obtained his Bachelor’s Degree in Business Administration major in finance from the Hong Kong University of Science & Technology in 1997 and his Master’s Degree in Corporate Governance and Directorship from the Hong Kong Baptist University in 2014. He also completed the senior executives program in corporate governance at Stanford University in 2016.

Ms. Younjeong Lim currently serves as Vice President and Chief Risk Officer of Puhui, where she is responsible for the comprehensive risk management of retail lending business of the Company. Ms. Lim has led the transformation of Puhui’s risk management system from a traditional model into a technology-supported, data-driven online model. Prior to joining Puhui in 2008, Ms. Lim has served as the Head of Consumer Finance Risk Management Department of Standard Chartered Bank in Korea from 2006 to 2008 and the Head of Credit Card Business Planning Department of Citibank in Korea from 1999 to 2005. Ms. Lim received her Master’s Degree in Economics from Ohio State University in 1996.

Mr. Dongqi Chen currently serves as Chairman of Ping An Consumer Finance Co., Ltd. and General Manager of Puhui. Mr. Chen has over 25 years of experience in sales management and the financial industry. Prior to his current positions, Mr. Chen has served as Executive Deputy General Manager of Puhui from 2017 to 2020, Deputy General Manager of Puhui from 2016 to 2017, and Assistant to the General Manager of Puhui from 2015 to 2016. Mr. Chen has served as Chairman and General Manager of Ping An Insurance Agency Co., Ltd. from 2014 to 2018 and held a number of positions in Ping An Property & Casualty Insurance Company of China Ltd. from 1996 to 2014, including as Assistant to General Manager of the Credit Guarantee Insurance Business Unit from 2013 to 2014. Mr. Chen received his Bachelor’s Degree in Insurance from Nankai University in 1991.

Business Outlook

For the second half of 2022, the Company expects its new loans facilitated to decrease by 8% to 17% year over year to the range of RMB270 billion to RMB296 billion, client assets to decrease by 1% to 10% year over year to the range of RMB390 billion to RMB430 billion, total income to decrease by 8% to 13% year over year to the range of RMB27.7 billion to RMB29.1 billion, and net profit to decrease by 26% to 33% year over year to the range of RMB4.7 billion to RMB5.2 billion.

For the full year of 2022, the Company expects its new loans facilitated to decrease by 9% to 13% year over year to the range of RMB563 billion to RMB590 billion, client assets to decrease by 1% to 10% year over year to the range of RMB390 billion to RMB430 billion, total income to decrease by 0% to 3% year over year to the range of RMB60.3 billion to RMB61.7 billion, and net profit to decrease by 20% to 22% year over year to the range of RMB13.0 billion to RMB13.4 billion. If non-cash foreign exchange losses were excluded from the calculation of net profit, then the Company’s expectation would be for a decrease in net profit for the full year of 2022 of between 14% and 17%.

These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management will hold an earnings conference call at 9:00 P.M. U.S. Eastern Time on Thursday, August 4, 2022 (9:00 A.M. Beijing Time on Friday, August 5, 2022) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a participant dial-in number, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

Registration Link: https://ige.netroadshow.com/registration/q4inc/11391/lufax-holding-ltd-second-quarter-2022-earnings-conference-call/

A replay of the conference call will be accessible through August 11, 2022 (dial-in numbers: +1 (866) 813-9403 or +1 (226) 828-7578; replay access code: 311080). A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.lufaxholding.com.

About Lufax

Lufax Holding Ltd is a leading technology-empowered personal financial services platform in China. Lufax Holding Ltd primarily utilizes its customer-centric product offerings and offline to-online channels to provide retail credit facilitation services to small business owners and salaried workers in China as well as tailor-made wealth management solutions to China’s rapidly growing middle class. The Company has implemented a unique, capital-light, hub-and-spoke business model combining purpose-built technology applications, extensive data, and financial services expertise to effectively facilitate the right products to the right customers.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the rate in effect as of June 30, 2022, as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit facility and wealth management markets; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Technology platform-based income	9,601,195	7,379,637	1,101,751	19,891,314	16,671,652	2,489,012
Retail credit facilitation service fees	9,193,711	6,912,248	1,031,971	18,858,856	15,612,092	2,330,824
Wealth management transaction and service fees	407,484	467,389	69,779	1,032,458	1,059,560	158,188
Net interest income	3,226,887	5,010,245	748,010	6,137,811	9,993,806	1,492,036
Guarantee income	890,589	1,936,139	289,058	1,441,964	3,838,473	573,069
Other income	1,070,812	532,002	79,426	2,109,368	1,235,577	184,467
Investment income	36,756	428,234	63,934	526,462	863,222	128,876
Share of net profits of investments accounted for using the equity method	2,037	1,754	262	(27,846)	1,377	206

Total income	14,828,276	15,288,011	2,282,440	30,079,073	32,604,107	4,867,665

Sales and marketing expenses	(4,315,895)	(3,495,839)	(521,915)	(8,549,164)	(7,979,735)	(1,191,343)
General and administrative expenses	(797,573)	(761,940)	(113,755)	(1,651,278)	(1,487,481)	(222,075)
Operation and servicing expenses	(1,476,499)	(1,581,171)	(236,063)	(2,997,686)	(3,170,998)	(473,418)
Technology and analytics expenses	(516,828)	(483,385)	(72,167)	(963,421)	(931,268)	(139,035)
Credit impairment losses	(1,393,534)	(3,512,913)	(524,464)	(2,446,784)	(6,336,429)	(946,004)
Asset impairment losses	(2,049)	(351,956)	(52,546)	(2,049)	(351,956)	(52,546)
Finance costs	(275,974)	(221,279)	(33,036)	(560,066)	(432,071)	(64,507)
Other gains/(losses) - net	301,417	(526,718)	(78,637)	163,451	(408,691)	(61,016)

Total expenses	(8,476,935)	(10,935,201)	(1,632,583)	(17,006,997)	(21,098,629)	(3,149,942)

Profit before income tax expenses	6,351,341	4,352,810	649,857	13,072,076	11,505,478	1,717,723
Income tax expenses	(1,622,650)	(1,416,356)	(211,456)	(3,374,756)	(3,279,143)	(489,563)

Net profit for the period	4,728,691	2,936,454	438,401	9,697,320	8,226,335	1,228,159

Net profit/(loss) attributable to:
Owners of the Group	4,773,635	2,908,962	434,297	9,768,993	8,187,904	1,222,422
Non-controlling interests	(44,944)	27,492	4,104	(71,673)	38,431	5,738

Net profit for the period	4,728,691	2,936,454	438,401	9,697,320	8,226,335	1,228,159

Earnings per share
-Basic earnings per share	4.00	2.54	0.38	8.17	7.16	1.07

-Diluted earnings per share	3.72	2.46	0.37	7.59	6.73	1.00

-Basic earnings per ADS	2.00	1.27	0.19	4.09	3.58	0.53

-Diluted earnings per ADS	1.86	1.23	0.18	3.80	3.37	0.50

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	USD
Assets
Cash at bank	34,743,188	42,862,660	6,399,227
Restricted cash	30,453,539	25,333,802	3,782,237
Financial assets at fair value through profit or loss	31,023,211	21,433,047	3,199,870
Financial assets at amortized cost	3,784,613	5,485,415	818,951
Financial assets purchased under reverse repurchase agreements	5,527,177	1,509,259	225,326
Accounts and other receivables and contract assets	22,344,773	19,706,801	2,942,148
Loans to customers	214,972,110	236,591,969	35,322,251
Deferred tax assets	4,873,370	4,335,306	647,244
Property and equipment	380,081	332,665	49,666
Investments accounted for using the equity method	459,496	108,918	16,261
Intangible assets	899,406	894,951	133,613
Right-of-use assets	804,990	798,421	119,201
Goodwill	8,918,108	8,918,108	1,331,438
Other assets	1,249,424	2,348,549	350,629

Total assets	360,433,486	370,659,871	55,338,062

Liabilities
Payable to platform users	2,747,891	2,440,464	364,352
Borrowings	25,927,417	32,033,601	4,782,491
Current income tax liabilities	8,222,684	1,984,602	296,293
Accounts and other payables and contract liabilities	8,814,255	9,098,003	1,358,296
Payable to investors of consolidated structured entities	195,446,140	199,974,869	29,855,462
Financial guarantee liabilities	2,697,109	3,964,959	591,953
Deferred tax liabilities	833,694	1,013,871	151,367
Lease liabilities	794,544	809,298	120,825
Convertible promissory note payable	10,669,498	11,688,577	1,745,059
Optionally convertible promissory notes	7,405,103	8,051,587	1,202,070
Other liabilities	2,315,948	2,361,683	352,590

Total liabilities	265,874,283	273,421,514	40,820,757

Equity
Share capital	75	75	11
Share premium	33,365,786	28,533,060	4,259,874
Treasury shares	(5,560,104)	(5,642,769)	(842,443)
Other reserves	9,304,995	8,657,715	1,292,563
Retained earnings	55,942,943	64,130,847	9,574,483

Total equity attributable to owners of the Company	93,053,695	95,678,928	14,284,488

Non-controlling interests	1,505,508	1,559,429	232,817

Total equity	94,559,203	97,238,357	14,517,304

Total liabilities and equity	360,433,486	370,659,871	55,338,062

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from/(used in) operating activities	2,119,461	(1,034,772)	(154,487)	3,903,849	(2,736,994)	(408,622)
Net cash generated from/(used in) investing activities	(1,358,421)	6,048,599	903,032	(5,198,665)	12,943,660	1,932,438
Net cash generated from/(used in) financing activities	363,769	(6,577,441)	(981,986)	2,286,217	(7,302,588)	(1,090,248)
Effects of exchange rate changes on cash and cash equivalents	(85,377)	24,535	3,663	(61,670)	2,358	352

Net increase/(decrease) in cash and cash equivalents	1,039,432	(1,539,079)	(229,778)	929,731	2,906,436	433,919
Cash and cash equivalents at the beginning of the period	23,675,950	30,941,825	4,619,493	23,785,651	26,496,310	3,955,795

Cash and cash equivalents at the end of the period	24,715,382	29,402,746	4,389,714	24,715,382	29,402,746	4,389,714